UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2005

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to

Commission file number 1-15399

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

B.                Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying Statements of Net Assets Available for Benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 9, 2006

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Interest in Master Trust	$167,571,874	$152,188,111
Participant loans	3,514,917	3,011,666
Company contributions receivable	569	—
	171,087,360	155,199,777

Liabilities
Administrative expenses	29,931	36,457
Net assets available for benefits	$171,057,429	$155,163,320

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004
Additions
Contributions:
Company	$6,877,558	$6,168,780
Participants	10,816,070	9,918,704
Rollover	1,057,254	227,186
Net investment income from Master Trust	8,702,699	12,530,048
Interest income from participant loans	144,616	139,149
Total additions	27,598,197	28,983,867
Deductions
Benefit payments	11,360,093	8,079,391
Administrative expenses	343,995	245,597
Total deductions	11,704,088	8,324,988
Net increase	15,894,109	20,658,879
Net assets available for benefits at beginning of year	155,163,320	134,504,441
Net assets available for benefits at end of year	$171,057,429	$155,163,320

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005

1.                 Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Retirement Savings Plan for Salaried Employees (the Plan) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined.

Contributions

Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pre-tax compensation, as defined, with such contributions limited to $14,000 in 2005 and $13,000 in 2004 for employees under age 50 and $18,000 in 2005 and $16,000 in 2004 for employees 50 years and older. Participants may also rollover qualifying distributions from other qualified plans.

The Company matches participant pre-tax contributions on the following basis:

•                    The first 4% of pre-tax contributions are matched at a rate of 80%.

•                    The next 4% of pre-tax contributions are matched at a rate of 50%.

The Company does not match pre-tax contributions in excess of 8% of annual compensation. All Company matching contributions are invested in the PCA Common Stock Fund. Participants may not transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover.

In addition to the Company match contribution, the Company also makes a retirement savings contribution. Effective July 1, 2004, the Plan was amended to provide a service-related Company retirement savings contribution to eligible employees after one year of service, up to 5% of compensation based on years of service, as defined. Prior to July 1, 2004, salaried employees hired by the Company after April 12, 1999, who had completed one year of service, received an additional retirement savings contribution equal to 2% of eligible pay, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax and Company matching contributions and rollovers from other qualified plans.

The Company retirement savings contribution becomes 100% vested upon completion of five years of service or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances, except for the matching contributions and related earnings, in any of the available investment options provided by the Plan. The matching Company contributions and related earnings are invested in the PCA Common Stock Fund.

Participants may change their investment options on any business day.

Benefit Payments

In the event of retirement, as defined, death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants age 59½ or older may withdraw the entire value, or any portion thereof, of their account balance at any time.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                 Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year, and investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust and mutual funds and the fair value of the commingled fund were based on quoted redemption values on the last business day of the Plan’s fiscal year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date plus one day basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                 Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the assets of the Master Trust at December 31, 2005 and 2004.

The following table presents the fair value of investments held by the Master Trust:

	December 31,
	2005	2004
Assets
Mutual funds	$130,999,710	$112,249,453
Common collective trust fund	73,092,444	67,383,899
Other common stocks	8,637,299	11,237,688
PCA common stock fund:
PCA common stock	34,924,240	30,461,499
Short-term investment fund	664,173	1,000,297
Commingled fund	17,173,176	16,956,251
Short-term investment funds	285,660	503,217
Total assets	$265,776,702	$239,792,304
Plan’s percentage interest in Master Trust at December 31, 2005 and 2004	63.05%	63.47%

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income for the Master Trust was as follows:

	Year Ended December 31,
	2005	2004
Interest income	$3,313,260	$2,687,391
Dividends	2,180,471	1,323,434
Other income	243,743	115,740
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	9,935,761	9,616,198
Other common stocks	(1,173,041)	1,494,085
PCA common stock	(314,877)	1,990,961
Commingled fund	823,092	1,633,320
Total investment income	$15,008,409	$18,861,129

4.                 Nonparticipant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the Plan’s interest in the PCA common stock fund, which includes participant directed and nonparticipant directed investments, is as follows:

	December 31,
	2005	2004
Assets:
Interest in the PCA common stock fund	$34,419,073	$30,311,729

	Year Ended December 31,
	2005	2004
Changes in assets:
Contributions:
Company	$5,752,718	$5,412,763
Participants	657,020	578,206
Rollovers	14,374	4,437
Interest and dividend income	1,405,108	729,001
Net realized and unrealized appreciation (depreciation) in fair value of investments	(296,401)	1,948,721
Benefits paid	(2,324,971)	(1,202,811)
Administrative expenses	(64,548)	(67,001)
Transfers to other investment accounts	(1,035,956)	(769,263)
Net increase in net assets	4,107,343	6,634,053
Assets at beginning of year	30,311,729	23,677,676
Assets at end of period year	$34,419,073	$30,311,729

5.                 Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.                 Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.                 Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$171,057,429	$155,163,320
Amounts allocated to withdrawn participants	(35,389)	—
Net assets available for benefits per the Form 5500	$171,022,040	$155,163,320

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$11,360,093
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	35,389
Benefits paid to participants per the Form 5500	$11,395,482

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

8.                 Subsequent Event

Prior to January 1, 2006, salaried employees of Packaging Corporation of Illinois (PCI) participated in a separate 401(k) plan sponsored by PCI. Effective January 1, 2006, the Company’s Board of Directors approved a resolution making PCI a participating employer in The Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the PCA Plan). Accordingly, participation in the PCI plan was frozen effective December 31, 2005, and salaried employees of PCI were now eligible to participate in the PCA Plan effective January 1, 2006. The Company’s Board also approved a resolution to merge the existing assets of the PCI 401(k) plan into the PCA Plan as soon as administratively feasible. It is expected that this merger will be completed in August, 2006.

Supplemental Schedule

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2005

Description of Issue	Current Value

Participant loans — Interest rates ranging from 4.00% to 7.75% *	$3,514,917

*                    Represents a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees (Name of Plan)

Date: June 27, 2006

/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm